Mail Stop 3561

September 4, 2008

Fernando Aguirre, Chief Executive Officer
Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, Ohio 45202

> **Re:** **Chiquita Brands International, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-01550**

Dear Mr. Aquirre:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey M. Zalla
        FAX: (513) 361-2487